Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Trustees
ProLogis:
We consent to the use of our reports dated February 25, 2011, with respect to the consolidated balance sheets of ProLogis and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, and to the reference to our firm under the heading “Experts” and “Selected Historical Financial Data of ProLogis” in the joint proxy statement/prospectus.
/s/ KPMG LLP
Denver, Colorado
April 11, 2011